Skadden, Arps, Slate Meagher & Flom LLP
                               Four Times Square
                              New York, NY 10036


                                                     September 17, 2004


Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549
Attention:  Laura Hatch

Re:      Gabelli Utility Trust (the "Trust")
         (File Nos: 333-118701 and 811-09243)
         ------------------------------------

Ladies and Gentlemen:

         On August 31, 2004, a registration statement on Form N-2 (the "Registration Statement") was transmitted electronically for filing on behalf of the Trust pursuant to (1) the Securities Act of 1933, as amended, (2) the Investment Company Act of 1940, as amended, (3) the General Instructions to Form N-2, and (4) Rules 101 and 102 under Regulation S-T. The Registration Statement was filed for the purpose of registering common shares of beneficial interest of the Trust in connection with a proposed issuance of transferable rights for common shares of beneficial interest to the Trust's shareholders.

         The disclosures in the Registration Statement are substantially identical to those included in a registration statement with respect to a previous issuance of transferable rights by the Trust (File Nos. 333-105467 and 811-09243), filed on May 22, 2003, as subsequently amended (the "Prior Registration Statement"), with the following exceptions:

         o The Registration Statement contemplates an issuance of four transferable rights for each common share whereas under the Prior Registration Statement three transferable rights were issued for each common share;

         o Additional disclosure has been added to the Registration Statement clarifying that rights acquired in the secondary market may not participate in the over-subscription privilege. See "Prospectus Summary-Over-subscription Privilege", "Prospectus Summary-Sale of Rights", "The Offer-Terms of the Offer" and "The Offer-Over-subscription Privilege";

         o The Registration Statement has added disclosure regarding the Trust's proxy voting procedures in accordance with the revised requirements of Form N-2; and

         o        Other non-material updating changes.

         The Prior Share Registration Statement was previously reviewed by the staff of the Securities and Exchange Commission (the "staff") in connection with the Trust's previous issuance of rights for its common shares. In accordance with Investment Company Release No. 13768, the Trust hereby requests selective review of the Registration Statement limited to those portions not previously reviewed by the staff during its review of the Prior Registration Statement.

         We will file a request for acceleration of the effectiveness of this registration statement when comments are resolved. If you have any questions, please contact the undersigned at (212) 735-3556.

                                                     Very truly yours,

                                                     /s/Edward Meehan

                                                     Edward Meehan